Trade Link Wholesalers Inc.

300 Brickstone Square, Suite 201

Andover, Massachusetts, 01810

Phone: (978) 662-5252

Fax:   (978) 662-5201

March 9, 2010

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:   Mr. John Stickel, Attorney Advisor

Dear Sirs:

Re:      Trade Link Wholesalers Inc.  - Registration Statement on Form S-1

            Amendment No. 1 - File No. 333-164488

Further to your letter dated February 18, 2010 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

General

1.                  Please submit a redlined version of your next amended Form S-l on EDGAR and ensure that the redlined version marks all changes in the document.

              We have submitted a redlined version of the amended Form S-1 on EDGAR.

2.                  Please review your registration for consistency in regards to the use of capitalization for section and subsection titles. For example, on page 13 it is unclear whether Use of Proceeds is the beginning of a new section or a subsection of Forward Looking Statements or Risk Factors.

We have revised the section and subsection titles to clarify the priority of headings.

Prospectus Summary

3.     Consistent with your disclosure on page 18, please revise to disclose here that if you raise only the minimum amount of proceeds from this offering you will have limited funds available to build and grow your business.

        We have revised the Prospectus Summary as required.

Risk Factors

4.      Please add a risk factor disclosing the risks to you associated with the current economic downturn.

We have added the risk factor disclosing the risks associated with the current economic downturn.

5.             Please add a risk factor disclosing that you may have difficulty absorbing the costs of being a public company.

We have added the risk factor disclosing the difficulties of absorbing the costs of being a public company.

6.             Please add a risk factor discussing the risks associated with management's limited experience running a wholesale/distribution business, particularly as it relates to the exporting of products from North America to Russian and other Eastern European countries.

We have added this risk as required.

7.             Please add a risk factors disclosing the risks associated with each executive officer dedicating only 20 to 25% of their business time to your business, and any potential conflicts that might stem from their commitment to other businesses.

We have added this risk as required.

We Depend on Key Personnel, page 9

8.   If true, please disclose that you do not have employment agreements with any of your key personnel and discuss the associate risks. Please also disclose the absence of employment agreements in the Directors, Executive Officers and Control Persons section on page 25.

        We have provided the required disclosure.

Use of Proceeds, page 13

9.   Please revise the table on page 13 to identify what each column represents and include the figures for proceeds and expenses in the top part of the table.

        We have revised the table as required.

Description of Our Business and Properties, page 19

10. We note from page 20 your plan to sell and distribute wheel cleaners and wheel polishers. If applicable, please discuss any risks or issues specific to the exporting of such chemical products.

      We have provided the discussion as required.

Target Market Overview, page 21

11.     Please revise the discussion of your target market to remove marketing language and provide support for your beliefs. For example, provide support for your claim that the automobile is the "ultimate Russian status symbol." Also, provide support for the characteristics of the Russian middle class you have identified, including their tendency to own apartments without a mortgage, to distrust banks, and preference for foreign cars. Please also provide support for your belief that Russia's new-car market will become more demanding and attract aftermarket automotive suppliers.

We have revised this section and removed marketing language.

12.     Please discuss what the "preferential import duties" on car components that you have referenced on page 21 are and further explain how they impact your business.

We have removed reference to the preferential import duties as unrelated to our business.

Competition, page 21

13. We note your disclosure on page 22 that competition is intense and poses great difficulty for smaller companies and distributors. Please expand your disclosure to discuss in detail how the products you will offer will be distinctive and address specific consumer needs. Also, provide more detail about the specific group of consumers you will target and how you intend to identify consumers looking for something not offered by your competitors.

       We have revised this section and removed reference to the specific group of consumers and distinctive products.

Plan of Operation, page 22

14.     Please expand your disclosure to discuss in detail what is involved in the opening of your first showroom. For example, discuss whether you will buy or lease space, what type of location you anticipate securing, what kind of inventory you will maintain, and what costs are associated with the opening of a new showroom. Also, clarify whether the $10,000 that you plan to spend during Stage I includes the creation of this new showroom.

We have expanded our disclosure on the first showroom opening.

15.     Please provide additional information on OOO "Turbo" so investors can better understand the significance of your entering into an agreement with them. For example, disclose where they are located and discuss whether they are a small or large business relative to the industry.

We have provided additional information on OOO”Turbo” as required.

16.     We note that Stage II of your plan involves obtaining necessary certifications. It would appear that such certifications may be necessary prior to your opening of a new showroom or distributing products through OOO "Turbo" or another reseller. Please revise to clarify. Please also discuss whether there are any special logistical concerns or certification requirements for chemical products, such as wheel cleaner and wheel polishers.

We have revised this section as required.

Directors, Executive Officers and Control Persons, page 25

17.  We note that Mrs. Shalimova also works as the CFO for OOO "Polyus Trading."
Please tell us whether this company is related in any way to OOO "Turbo."

        There is no relationship between OOO “Polyus Trading” and OOO “Turbo”. The abbreviation “OOO” stands for a “Limited Partnership” in Russian.

Summary Compensation Table, page 26

18.       Please tell us why the payments to Mrs. Gaubina for management services are not included as salary in the summary compensation table.

Mrs. Gaubina provides management services to the company on a consulting basis and is responsible herself for all source deductions related to these payments. Therefore we do not consider Mrs. Gaubina as a salaried employee.

19.       Please provide details of the unwritten management services agreement with Mrs. Gaubina.

We have provided the details of the unwritten management services agreement with Mrs. Gaubina.

Shares Eligible for Future Sale . page 28

20.  Please revise the first sentence of this section to clarify that resales of your common stock must either be registered or rely upon an exemption from registration.

We have revised this sentence as required.

Report of Independent Registered Public Accounting Firm, page F-2

21.  In the first paragraph of your auditor's opinion, the reference to your consolidated statement of stockholders' equity should refer instead to stockholders' (deficit). Please revise. This comment also applies to the consent filed as Exhibit 23.1.

        The above referenced documents were updated as required.

Consolidated Statement of Stockholders' (Deficit), page F-5

22. We note you show 5,500 shares issued during the period on your statement of stockholders' (deficit). However, on your balance sheet on page F-3, you show 5,500,000 shares issued. Please correct this discrepancy.

      A typo in the financial statements was corrected.

Basis of Presentation and Organization, page F-7

23. Please clarify here and throughout your document that you do not manufacture the products you offer for sale. For example, at the end of the discussion of your business model on page 22, you state that, upon receipt of payment, you will fulfill the order. However, you do not describe how the fulfillment of the order will occur. Please clarify.

We have clarified and disclosed throughout our Prospectus that we do not manufacture the products we offer for sale.

Loss per Common Share, page F-7

24.  It is unclear how the weighted average number of common shares outstanding shown on page F-4 was calculated. According to the disclosure on page II-1, you completed an offering of 5,500,000 shares on September 30, 2009. Since your fiscal year ended on October 31, 2009, it appears these shares were outstanding for one month. Please tell us and add disclosure to explain how you calculated the 50,000 weighted average shares.

         The incorrect weighted number of shares was inadvertently left in the EXCEL spreadsheet embedded in the body of the financial statements. We have updated this field with the correct number.

Part II

Other Expenses of Issuance and Distribution, page II-1

25. We note you will not incur any blue sky qualification fees. Please tell us where you intend to offer the securities and discuss why you believe that blue sky registration is not required in those states. If you do not intend to register this offering under state blue sky laws, please add a prominent risk factor disclosing potential limitations on resale because of the absence of state registration.

      We intend to offer our securities to non-residents of the United States of America. We have added the prominent risk factor disclosing potential limitations on resale because of the absence of state registration.

Undertakings, page II-2

26. Please delete the penultimate undertaking on page II-3.

      We have deleted this undertaking.

Best regards,

/s/ Natalia Gaubina

Natalia Gaubina, President